Exhibit (12)
McGraw Hill Financial, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Years ended December 31,
	2014		2013		2012		2011		2010
Earnings:
Income from continuing operations before taxes on income	$54	[1]	$1,299	[2]	$1,089	[3]	$975	[4]	$921	[5]
Fixed charges [6]	118		124		128		131		133
Total earnings	$172		$1,423		$1,217		$1,106		$1,054
Fixed charges: [6]
Interest expense	$58		$62		$81		$86		$89
Portion of rental payments deemed to be interest	59		61		46		44		43
Amortization of debt issuance costs and discount	1		1		1		1		1
Total fixed charges	$118		$124		$128		$131		$133
Ratio of earnings to fixed charges:	1.5	x	11.5	x	9.5	x	8.4	x	7.9	x

1 Includes the impact of the following items: $1.6 billion of legal and regulatory settlements, restructuring charges of $86 million, and $4 million of professional fees largely related to corporate development activities.

[2]
Includes the impact of the following items: $77 million of legal settlements, $64 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of our data center, a $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio and a $24 million net gain from our dispositions.

[3]
Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million.

[4]	Includes the impact of a $31 million restructuring charge and a $10 million charge for costs necessary to enable the separation of MHE and reduce our cost structure.
5 Includes the impact of the following items: a $16 million charge for subleasing excess space in our New York facilities, a $4 million restructuring charge and a $7 million gain on the sale of certain equity interests at S&P Ratings.
6 "Fixed charges" consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 12 - Commitments and Contingencies to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in this Form 10-K), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.